SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HOT TOPIC, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

441339108
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441339108	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,676,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,676,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,676,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.76%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 441339108	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.20%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 441339108	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,764,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,764,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,764,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.96%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 441339108	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,764,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,764,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,764,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.96%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 441339108	SCHEDULE 13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,764,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,764,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,764,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.96%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 441339108	SCHEDULE 13D	Page 7 of 10 Pages

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D (the "Original Schedule 13D" and together with this Amendment, the "Schedule 13D") filed with the Securities and Exchange Commission on September 2, 2010, with respect to the common stock (the "Common Stock") of Hot Topic, Inc., a California corporation (the "Issuer").

On August 24, 2010, certain of the Reporting Persons (as defined in Item 2 of the Original Schedule 13D) entered into a Group Agreement (the "Group Agreement") with the Becker Drapkin Parties (as defined in Item 5 of the Original Schedule 13D).  The Group Agreement was attached to the Original Schedule 13D as Exhibit 2 thereto and is incorporated herein by reference.  As described in Item 6 of this statement on Schedule 13D, the Reporting Persons and the Becker Drapkin Parties have terminated (i) their status as a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Group Agreement.  The security interests reported in this Schedule 13D do not include security interests owned by the Becker Drapkin Parties.  This Schedule 13D only reports information on the Reporting Persons identified in the cover pages hereto and does not report any acquisition or disposition of Common Stock by the Becker Drapkin Parties.  Except as set forth herein, the Schedule 13D is unmodified. This Amendment No. 1 also constitutes an "exit filing" for the Reporting Persons, given that the Reporting Persons' shares of Common Stock represent less than 5% of the outstanding shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented to add the following information for updating as of the date hereof

(a)-(j)  On September 19, 2010, the Issuer entered into an agreement (the "Standstill Agreement") with the Reporting Persons that will result in Steven R. Becker and Matthew A. Drapkin becoming members of the board of directors of the Company.

The following is a brief description of certain terms of the Standstill Agreement, which description is qualified in its entirety by reference to the full text of the Standstill Agreement which is attached as Exhibit 1 hereto and incorporated by reference herein.

Under the terms of the Standstill Agreement, (a) the Issuer has agreed on or before October 1, 2010 (i) to increase the size of the Board of Directors of the Issuer (the "Board") by two directors, to a total of nine directors, if required to meet the Issuer's other obligations under the Standstill Agreement, (ii) to appoint Mr. Becker and Mr. Drapkin as directors of the Board and (iii) to appoint one of Mr. Becker and Mr. Drapkin to the Compensation Committee of the Board and the other of them to the Governance and Nominating Committee of the Board, (b) the Issuer has agreed to nominate Mr. Becker and Mr. Drapkin for reelection to the Board at the Issuer's 2011 annual meeting of shareholders (the "2011 Annual Meeting"), (c) the Reporting Persons have agreed (i) to vote or cause to be voted the shares of Common Stock beneficially owned by them, as of the record date for the 2011 Annual Meeting, in favor of the Board's nominees for director at the 2011 Annual Meeting and (ii) if the Issuer nominates Mr. Becker and Mr. Drapkin for reelection to the Board at the Issuer's 2012 annual meeting of shareholders (the "2012 Annual Meeting"), to vote or cause to be voted the shares of Common Stock beneficially owned by them, as of the record date for the 2012 Annual Meeting, in favor of the Board's nominees for director at the 2012 Annual Meeting; provided, in each case, that such directors are either current members of the Board or otherwise reasonably acceptable to the Reporting Persons, and (d) the Reporting Persons have agreed to abide by certain standstill provisions until the second anniversary of the Standstill Agreement (or such earlier date upon the occurrence of certain events, as described in the Standstill Agreement).

Under the terms of the Standstill Agreement, the Issuer has also agreed that prior to the 2012 Annual Meeting, the Board shall only be increased in connection with the appointment of Mr. Becker and Mr. Drapkin.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Subparagraphs (a) through (b) of Item 5 are amended and restated as follows:

As a result of the Group Termination Agreement described in Item 6 of this Schedule 13D, the Reporting Persons and the Becker Drapkin Parties have terminated (i) their status as a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Group Agreement

The Reporting Persons may be deemed to beneficially own in the aggregate 1,764,800 shares of Common Stock.  Based upon a total of 44,579,427 outstanding shares of Common Stock, as reported in the Issuer's quarterly report on Form 10-Q for the period ending July 31, 2010, the Reporting Persons' shares represent approximately 3.96% of the outstanding shares of Common Stock.

CUSIP No. 441339108	SCHEDULE 13D	Page 8 of 10 Pages

Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson have the power to vote and direct the disposition of (i) the 88,240 shares of Common Stock reported herein as owned by Black Diamond Offshore Ltd., and (ii) the 1,676,560 shares of Common Stock reported herein as owned by Double Black Diamond Offshore Ltd.

As described in Item 6 of this statement on Schedule 13D, the Reporting Persons and the Becker Drapkin Parties have terminated (i) their status as a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Group Agreement.  The security interests reported in this Schedule 13D do not include security interests owned by the Becker Drapkin Parties.  This Schedule 13D only reports information on the Reporting Persons identified in the cover pages hereto and does not report any acquisition or disposition of Common Stock by the Becker Drapkin Parties.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On September 19, 2010, the Issuer and the Reporting Persons entered into the Standstill Agreement, the terms of which are described in Item 4 of this Schedule 13D.

On September 19, 2010, the Reporting Persons entered into an agreement (the "Group Termination Agreement") with the Becker Drapkin Parties whereby the parties thereto, on behalf of themselves and their respective affiliates, terminated (i) their status as a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Group Agreement.  The foregoing description is qualified in its entirety by reference to the full text of the Group Termination Agreement, a copy of which is attached as Exhibit 2 and incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement, dated September 19, 2010, by and among Hot Topic, Inc.; Black Diamond Offshore Ltd.; Double Black Diamond Offshore Ltd.; Carlson Capital L.P.; Asgard Investment Corp. and Clint D. Carlson.
Exhibit 2
Group Termination Agreement, dated September 19, 2010, by and among Becker Drapkin Management, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Double Black Diamond Offshore Ltd.; Black Diamond Offshore Ltd.; Carlson Capital, L.P.; Asgard Investment Corp.; and Clint D. Carlson.

CUSIP No. 441339108	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2010

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp., its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp., its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp., its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	Carlson Capital, L.P., its investment manager

CUSIP No. 441339108	SCHEDULE 13D	Page 10 of 10 Pages

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Clint D. Carlson